EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	December 31,
	2008	2007	2006	2005	2004
Earnings (loss):
Income from continuing operations, pre tax	$(102,507)	$(81,466)	$1,475	$7,833	$(3,884)

Add: Interest expense	7,849	4,291	891	—	1,414
Equity in earnings of unconsolidated sub	—	(22)	(401)	(222)	18

Less: Dividends	—	(162)	(162)	(684)	(714)

Earnings as defined in Item 503 of Reg. S-K	$(94,658)	$(77,359)	$1,803	$6,927	$(3,166)

Fixed Costs:
Interest expense	$7,849	$4,291	$632	$—	$1,414

Dividends	—	162	162	684	714

Fixed costs as defined by Item 503 of Reg. S-K	$7,849	$4,453	$794	$684	$2,128

Ratio of earnings to fixed charges	(12.06)%	(17.37)%	2.27%	10.13%	(1.49)%

$ value of deficiency	$(102,507)	$(81,812)			$(5,294)